Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-238729-01
Relating to Preliminary Prospectus Supplement
Dated August 15, 2022 to Prospectus Dated May 27, 2020

Agree Limited Partnership

$300,000,000 4.800% Notes due 2032 (the “Notes”)

August 15, 2022

Pricing Term Sheet

Issuer:	Agree Limited Partnership
Guarantors:	Agree Realty Corporation, the sole general partner of Agree Limited Partnership, and certain of Agree Limited Partnership’s existing and future subsidiaries
Security Title:	4.800% Notes due 2032
Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / BBB (Stable)
Aggregate Principal Amount:	$300,000,000
Stated Maturity Date:	October 1, 2032
Public Offering Price:	99.171% of the principal amount of the Notes
Coupon (Interest Rate):	4.800% per annum
Yield to Maturity:	4.904%
Benchmark Treasury:	UST 2.750% due August 15, 2032
Benchmark Treasury Price and Yield:	99-24/2.779%
Spread to Benchmark Treasury:	+212.5 basis points
Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2023
Optional Redemption:

•    Prior to July 1, 2032 (three months prior to the Stated Maturity Date of the Notes), “make-whole” call at T+35 basis points (calculated as though the actual Stated Maturity Date of the Notes was July 1, 2032)

•   On or after July 1, 2032 (three months prior to the Stated Maturity Date of the Notes), par call

CUSIP / ISIN:	008513 AD5 / US008513AD57
Trade Date:	August 15, 2022
Settlement Date:	August 22, 2022 (T+5); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the fourth business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC
Co-Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Stifel, Nicolaus & Company, Incorporated

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Raymond James & Associates, Inc.

Regions Securities LLC

U.S. Bancorp Investments, Inc.

*            Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Taking into account the Issuer's termination of its forward starting swaps, the Notes have an effective all-in interest rate of approximately 3.76% and extend the Issuer's weighted-average debt maturity to approximately 8 years, excluding the unsecured revolving credit facility.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or PNC Capital Markets LLC toll-free at 1-855-881-0697. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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